FINANCIAL STATEMENTS
Durel Corporation
December 29, 2002

                              Durel Corporation

                       Index to Financial Statements






Financial Statements:

Report of Independent Auditors.............................................1

Balance Sheets at December 29, 2002 and December 30, 2001..................2

Statements of Income for the Years Ended December
  29, 2002, December 30, 2001 and December 31, 2000........................3

Statements of Shareholders' Equity for the Years
  Ended December 29, 2002, December 30, 2001 and
  December 31, 2000........................................................4

Statements of Cash Flows for the Years Ended
  December 29, 2002, December 30, 2001 and
  December 31, 2000........................................................5

Notes to Financial Statements..............................................6

                        Report of Independent Auditors

Board of Directors
Durel Corporation

We have audited the accompanying balance sheets of Durel Corporation as of December 29, 2002, and December 30, 2001, and the related statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 29, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Durel Corporation at December 29, 2002, and December 30, 2001, and the results of its operations and its cash flows for each of the three years in the period ended December 29, 2002, in conformity with accounting principles generally accepted in the United States.

                                       /s/ Ernst and Young LLP
Phoenix, Arizona
March 14, 2003

                             Durel Corporation

                               Balance Sheets


                                             December 29      December 30
                                                 2002              2001
Assets

Current assets:
  Cash and cash equivalents                  $ 3,613,570      $ 1,833,355
  Accounts receivable, less allowance
    for doubtful accounts of $500,000 and
    $400,000 at December 29, 2002 and
    December 30, 2001, respectively           11,544,627        8,193,511
  Inventories, net                             6,382,929        6,237,553
  Deferred tax assets                          1,863,000        1,724,949
  Prepaid expenses and other                      14,149          215,080
                                            ------------     ------------
Total current assets                          23,418,275       18,204,448

Noncurrent pension asset                         563,036          236,676
Property, plant, and equipment, net           21,228,037       24,897,772
                                            ------------     ------------
Total assets                                 $45,209,348      $43,338,896
                                            ============     ============


Liabilities and shareholders' equity

Current liabilities:
  Accounts payable                           $ 6,224,782      $ 3,884,204
  Accrued payroll and related expenses         3,608,899        2,014,100
  Accrued liabilities                          1,078,448          799,341
  Payable to shareholders                        309,495          464,412
  Income taxes payable                         1,630,531        1,770,126
  Payable to shareholders                        656,557               --
  Notes Payable to shareholders                       --        5,000,000
  Current portion of long-term debt                   --        1,102,982
                                              ------------     ------------
Total current liabilities                     13,508,712       15,035,165

Noncurrent pension liability                     121,168          201,254
Deferred tax liability                         1,370,576        1,012,303
Payable to shareholders, noncurrent                   --          656,557
Long-term debt                                        --       10,650,572

Contingencies

Shareholders' equity:

  Common shares, par value $.01 per share
    Authorized shares-150,000
    Issued and outstanding shares-2,000               20               20
  Additional paid-in capital                   7,040,294        7,040,294
  Accumulated other comprehensive loss          (114,637)              --
  Retained earnings                           23,283,215        8,742,731
                                            ------------     ------------
Total shareholders' equity                    30,208,892       15,783,045
                                            ------------     ------------
Total liabilities and shareholders'
  equity                                     $45,209,348      $43,338,896
                                            ============     ============

See accompanying notes.

                                  Durel Corporation

                                 Statements of Income


                                                Years Ended
                                 -----------------------------------------
                                 December 29    December 30    December 31
                                    2002            2001           2000
                                 -----------------------------------------
Net sales                        $84,061,876    $59,231,061    $73,811,266
Cost of goods sold                47,168,975     40,044,666     47,586,633
                                 -----------------------------------------
Gross profit                      36,892,901     19,186,395     26,224,633

Costs and expenses:
  Selling and administrative      10,987,745     10,080,889     12,858,030
  Research and development         2,990,504      2,494,819      2,681,629
                                 -----------------------------------------
Income from operations            22,914,652      6,610,687     10,684,974


Other (expense) income:
  Interest income                     45,059         62,646        108,567
  Interest expense                  (958,579)    (1,301,443)      (985,770)
  Other                               29,352        127,737        470,282
                                 -----------------------------------------
Income before income taxes        22,030,484      5,499,627     10,278,053
Provision for income taxes         7,490,000      1,924,000      2,363,952
                                 -----------------------------------------
Net income                       $14,540,484    $ 3,575,627    $ 7,914,101
                                 =========================================

See accompanying notes.

                                   Durel Corporation

                            Statements of Shareholders' Equity


                                          Accumulated
               Common  Shares Additional     Other
              ---------------   Paid-In  Comprehensive  Retained
               Shares  Amount   Capital   Income(Loss)  Earnings      Total
              ------ --------------------------------------------------------
Balance at
 January 2,
  2000         2,000    $20   $7,040,294 $   --      $(2,746,997) $ 4,293,317
Comprehensive
 Income:
   Net income     --     --           --     --        7,914,101    7,914,101
    Comprehensive                                                 -----------
     Income                                                         7,914,101
              ---------------------------------------------------------------
Balance at
 December 31,
  2000         2,000     20    7,040,294     --        5,167,104   12,207,418
Comprehensive
 Income:
   Net income     --     --           --     --        3,575,627    3,575,627
    Comprehensive                                                 -----------
     Income                                                         3,575,627
              ---------------------------------------------------------------
Balance at
 December 30,
  2001         2,000     20    7,040,294     --        8,742,731   15,783,045
Comprehensive
 Income:
   Net income     --     --           --     --       14,540,484   14,540,484
   Pension plan
    additional
    minimum
    liability,
    net of taxes  --     --           --  (114,637)           --    (114,637)
     Comprehensive                                                -----------
       Income                                                      14,425,847
              ---------------------------------------------------------------
Balance at
 December 29,
  2002        2,000      $20  $7,040,294 $(114,637)  $23,283,215  $30,208,892
              ===============================================================


See accompanying notes.

                                    Durel Corporation

                                 Statements of Cash Flows


                                                 Years Ended
                                 -------------------------------------------
                                 December 29     December 30     December 31
                                    2002             2001            2000
                                 -------------------------------------------
Operating activities
Net income                       $ 14,540,484    $  3,575,627   $  7,914,101
Adjustments to reconcile net
 income to net cash provided
  by operating activities:

   Depreciation and amortization    3,171,165       2,920,263      1,807,891
   Noncash property, plant and
     equipment charges                785,260              --       (58,062)
   Provision for doubtful
     accounts                         100,000          50,000        175,000
   Provision for inventory
     allowances                            --         640,000      1,360,000
   Deferred income tax
     provision (benefit)              296,646         295,953      (812,599)
   Deferred pension benefits        (597,507)       (225,422)       (10,000)
   Changes in operating assets
     and liabilities:
       Accounts receivable        (3,451,116)       6,171,823    (7,557,464)
       Inventories                  (145,376)       1,197,506    (5,372,107)
       Prepaid expenses and other     200,931       (117,080)       (92,000)
       Accounts payable             2,366,395     (1,241,160)      1,334,496
       Accrued payroll and
        related expenses            1,594,799     (2,794,136)      3,192,021
       Accrued liabilities            279,107       (400,725)        197,841
       Income taxes payable         (139,595)         872,387        689,549
       Payable to shareholders      (154,917)     (1,756,580)      1,851,190
                                  ------------------------------------------
Net cash provided by operating
  activities                       18,846,276       9,188,456      4,619,857

Investing activities
Purchase of property, plant,
  and equipment                     (286,690)     (3,965,344)   (14,521,383)
Decrease in accounts payable
  relating to purchases of
  property, plant and equipment      (25,817)       (267,395)      (105,621)
Proceeds from disposal of
  property, plant and equipment           --              --         248,413
Net cash used in investing        ------------------------------------------
  activities                        (312,507)     (4,232,739)   (14,378,591)

Financing activities
Repayments of long-term debt     (15,327,740)     (2,318,539)      (763,553)
Proceeds from long-term debt        3,574,186       1,000,000      4,500,000
(Repayments to) borrowings
  from shareholders               (5,000,000)     (1,500,000)      6,000,000
Repayments of payable to
  shareholders                            --      (1,700,000)       (43,996)
Net cash (used in)
  provided by
  financing                     --------------------------------------------
  activities                     (16,753,554)     (4,518,539)      9,692,451
Net increase (decrease) in      --------------------------------------------
  cash and cash equivalents         1,780,215         437,178       (66,283)
Cash and cash equivalents at
  beginning of year                 1,833,355       1,396,177      1,462,460
Cash and cash equivalents at    --------------------------------------------
  end of year                   $   3,613,570    $  1,833,355   $  1,396,177
                                ============================================

See accompanying notes.

                                     Durel Corporation

                               Notes to Financial Statements

                                      December 29, 2002



1. Accounting Policies

Description of Business

Durel Corporation (the "Company") was incorporated on June 1, 1988, in the state of Delaware. The Company operates in one operating segment and engages primarily in the research, development, manufacture and sale of electroluminescent products. The Company is a joint venture of Rogers Corporation and Minnesota Mining and Manufacturing Company (the "Shareholders"), with each owning 50 percent of the outstanding common stock.

The Company's fiscal year is comprised of 52 or 53 weeks, ending on the Sunday nearest December 31. Fiscal year 2002 ended on December 29, 2002, fiscal year 2001 ended on December 30, 2001, and fiscal year 2000 ended on December 31, 2000. All were 52 week years.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Fair Value of Financial Instruments

The Company's cash and cash equivalents, accounts receivable, accounts payable and long-term debt represent financial instruments as defined by statement of Financial Accounting Standards No. 107, Disclosures About Fair Value of Financial Instruments. The carrying value of these financial instruments is a reasonable approximation of fair value, due to their current maturities.

Cash and Cash Equivalents

Cash and cash equivalents consist of checking accounts and funds invested in overnight repurchase agreements and are stated at cost, which approximates market value. The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Allowance for Doubtful Accounts

In circumstances where the Company is made aware of a specific customer's inability to meet its financial obligations, a reserve is established. The majority of accounts are individually evaluated on a regular basis and appropriate reserves are established as deemed appropriate. The remainder of the reserve is general in nature and is based upon historical trends and current market assessments.

                              Durel Corporation

Inventories

Inventories are carried at the lower of cost or market using the first-in, first-out (FIFO) method.

Revenue Recognition

Revenue is recognized upon delivery of goods to customers, when persuasive evidence of an arrangement exists, the price is fixed or determinable, and collection is reasonably assured.

Property, Plant, and Equipment

Property, plant, and equipment is stated at cost. Depreciation and amortization is computed using the straight-line method over the estimated useful lives ranging generally from two to 35 years.

Impairment of Long-Lived Assets

The Company periodically evaluates its long-lived assets used in operations for impairment. Impairment losses would be recorded when events and circumstances indicate that an asset might be impaired and the undiscounted cash flows to be generated by that asset are less than the carrying amounts of the asset.

Shipping Costs

Costs of shipping products to customers are included in costs of goods sold.

Income Taxes

The Company utilizes the liability method of accounting for income taxes as set forth in SFAS No. 109, Accounting for Income Taxes. Under the liability method, deferred taxes are determined based on the difference between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse. Recognition of deferred tax assets is limited to amounts considered by management to be more likely than not of realization in future periods.

                              Durel Corporation

1. Accounting Policies (continued)

Reclassifications

Certain amounts in the prior year financial statements have been reclassified to conform with the current year presentation.

Recently Issued Accounting Standards

In August 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 144 (SFAS No.
144), Accounting for the Impairment or Disposal of Long-Lived Assets, which addresses financial accounting and reporting for the impairment or disposal of long-lived assets and supersedes Statement of Financial Accounting Standards No. 121 (SFAS No.
121), Accounting for the Impairment or Disposal of Long-Lived Assets and for Long-Lived Assets to be Disposed Of, and the accounting and reporting provisions of APB Opinion No. 30, Reporting the Results of Operations for a Disposal of a Segment of a Business. SFAS No. 144 was effective for fiscal years beginning after December 15, 2001, with earlier application encouraged. The Company's adoption of SFAS No. 144 had no effect on the Company's financial position or results of operations.

In June 2002, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 146 (SFAS No.
146), Accounting for Costs Associated with Exit or Disposal Activities. SFAS No. 146 supersedes Emerging Issues Task Force No. 94-3 (EITF 9403), Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (Including Certain Costs Incurred in a Restructuring). SFAS 146 eliminates the provisions of EITF 94-3 that required a liability to be recognized for certain exit or disposal activities at the date an entity committed to an exit plan. SFAS No. 146 requires a liability for costs associated with an exit or disposal activity to be recognized when the liability is incurred. SFAS No. 146 is effective for exit or disposal activities that are initiated after December 31, 2002. The Company does not expect the adoption of this statement to have a material impact on its results of operations or financial position.

2. Capitalization

The Company believes current and future cash flows will be sufficient to fund the operations and growth of the business. Should the need arise for additional funding, the Company's Board of Directors will evaluate the Company's liquidity and determine the timing and form for obtaining such funds. Accordingly, the Company is restricted from issuing capital shares or securities convertible into capital shares without the consent of the Shareholders.

                              Durel Corporation

3. Inventories

Inventories consist of the following:

                                          December 29          December 30
                                              2002                 2001
                                          --------------------------------
    Raw materials                         $ 4,159,303          $ 4,240,203
    Work in process                         3,728,035            3,764,640
    Finished goods                            995,591              732,710
                                          --------------------------------
                                            8,882,929            8,737,553
    Less allowance for obsolescence
      and net realizable value              2,500,000            2,500,000
                                          --------------------------------
                                          $ 6,382,929          $ 6,237,553
                                          ================================


4. Property, Plant, and Equipment

Property, plant, and equipment consist of the following:


                                          December 29         December 30
                                             2002                 2001
                                          -------------------------------
Land                                      $   658,506         $   658,506
Building and improvements                  16,566,863          16,767,353
Machinery and equipment                    17,541,213          17,992,724
Office equipment and furniture              1,369,795           1,216,364
                                          -------------------------------
                                           36,136,377          36,634,947
Less accumulated depreciation              14,908,340          11,737,175
                                          -------------------------------
                                          $21,228,037         $24,897,772
                                          ===============================

The Company wrote down certain of its fixed assets that were no longer needed in its operations. This resulted in a charge of approximately $785,000 in 2002, which is included in cost of goods sold in the the statement of income.

                              Durel Corporation

5. Transactions with Shareholders

In connection with the sale of the Company's products, the Company reimburses one of the Shareholders for selling costs and pays no commission. Selling costs reimbursed to this Shareholder were approximately $3,400, $237,000 and $252,000 for the years ended December 29, 2002, December 30, 2001, and December 31, 2000, respectively. The other Shareholder bears a large portion of all selling costs and receives a commission ranging from 4 to 11 percent. Commissions earned by this Shareholder were approximately $3,115,000, $2,365,000 and $2,864,000 for the years ended December 29, 2002, December 30, 2001, and December 31, 2000, respectively.

The financial statements of the Company include allocations from the Shareholders for direct expenditures made on its behalf. In addition, the Shareholders have charged the Company costs for research and development, marketing, and general corporate overhead based upon estimates of expenses incurred for the benefit of the Company. Total allocations and charges from the Shareholders aggregated approximately $4,067,000, $3,320,000 and $3,331,000 for the years ended December 29, 2002, December 30, 2001, and December 31, 2000, respectively.

The Company's long-term payable to the Shareholders in the amount of $656,557 at December 29, 2002, and December 30, 2001, represents charges for past services provided to the Company by the Shareholders. The amount is noninterest-bearing and has no definitive repayment terms. The amount has been classified as current at December 31, 2002 since the Company repaid the amount in February 2003.

On September 24, 1999, the Company executed a promissory note with one of its Shareholders under which the Shareholder will make funds available to the Company from time to time. This promissory note was amended on September 22, 2000, and September 2001, to ultimately increase the borrowing amount under the note to $8.0 million and extend the maturity date through September 21, 2002. The amended and restated note accrued interest at prime. The Company had $5.0 million outstanding under this note on December 30, 2001, and has repaid all principal and accrued interest prior to the maturity date in 2002. Interest paid during the years ended December 29, 2002, December 30, 2001, and December 31, 2000, was $51,000, $477,000
and $19,444, respectively.

                              Durel Corporation

6. Long-Term Debt

On January 4, 1999, the Company converted a $10 million unsecured revolving line of credit agreement with a bank into a term loan. The loan was guaranteed by one of the Shareholders, bearing interest at a fixed rate of LIBOR plus 1.05 percent. On January 2, 2002, the Company amended this term loan and merged the outstanding balance of the term loan in the amounts of $7,753,554 and $2,246,446 outstanding under the Company's unsecured revolving line of credit into a new term loan in the amount of $10 million. Principal and interest were payable in monthly installments beginning February 1, 2002 through January 2, 2005, when all remaining principal and unpaid interest was due and payable. On January 3, 2002, the Company also entered into an interest rate swap agreement to fix the effective interest rate on the term loan at 5.44 percent. On December 11, 2002, the company paid all principal and accrued interest on the term loan. In addition, the Company paid $390,600 to settle its interest rate swap agreement with the bank, which is included in interest expense in 2002. The Company's $5.4 million line of credit was also terminated in connection with the pay-off of the debt.

Interest paid during the years ended December 29, 2002, December
30, 2001, and December 31, 2000 was $655,861, $856,502 and
$778,883, respectively.

7. Income Taxes

The provision for income taxes is as follows:

                                              Years Ended
                          ---------------------------------------------
                          December 29      December 30      December 31
                             2002              2001            2000
                          ---------------------------------------------
     Current expense:
       Federal            $ 6,825,000      $ 1,603,380      $ 2,724,451
       State                  368,354           24,667          452,100

     Deferred expense
      (benefit):
       Federal                259,565          358,953        (743,815)
       State                   37,081         (63,000)         (68,784)
                          ---------------------------------------------
                          $ 7,490,000      $ 1,924,000      $ 2,363,952
                          =============================================

                              Durel Corporation

7.  Income Taxes (continued)


The reconciliation of the provision for income taxes with expected income taxes based on statutory income tax rates is as follows:


                                               Years Ended
                              -------------------------------------------
                              December 29    December 30    December 31
                                 2002           2001           2000
                              -------------------------------------------
     Expected income tax
       provision at statutory
         rates                $ 7,711,000    $ 1,869,873    $ 3,494,538
     State income taxes, net
       of federal benefit
       (excluding state credits)  742,000        193,874        536,683
     Nondeductible expenses        16,000         28,575             --
     Research and development
       credits                  (189,000)      (168,322)             --
     Extraterritorial income
       exclusion                (790,000)             --             --
     Decrease in valuation
       allowance                       --             --    (1,569,000)
     Other                             --             --       (98,269)
                              ------------------------------------------
                              $ 7,490,000    $ 1,924,000    $ 2,363,952
                              ==========================================

The valuation allowance decreased by $1,569,000 to $0 during the year ended December 31, 2000, due to operating income sustained during the year. For financial reporting purposes, no valuation allowance has been recognized to offset the deferred tax assets as management believes that it is more likely than not that all tax assets will be recovered.

                              Durel Corporation

7. Income Taxes (continued)

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax liabilities and assets are as follows:


                                             Years Ended
                              -----------------------------------------
                              December 29    December 30    December 31
                                 2002            2001           2000
                              -----------------------------------------
     Deferred tax assets:
       Asset valuation
        allowances            $ 1,320,000    $ 1,160,000    $   884,000
       Nondeductible accruals     543,000        516,791        706,324
       Alternative minimum
        tax credit                     --             --        388,331
       Research and development
        credits                        --             --         70,000
       State tax credits               --         48,158             --
                              -----------------------------------------
                                1,863,000      1,724,949      2,048,655

     Deferred tax liabilities:
       Basis in fixed assets    1,235,000      1,012,303      1,040,056
       Other                      135,576             --             --
                              -----------------------------------------
                                1,370,576      1,012,303      1,040,056
                              -----------------------------------------
     Net deferred taxes       $   492,424    $   712,646    $ 1,008,599
                              =========================================

The Company paid income taxes of approximately $6,310,000, $1,068,000 and $2,494,000 during the years ended December 29, 2002, December 30, 2001, and December 31, 2000, respectively.

                              Durel Corporation

8. Concentrations of Credit Risk

The Company's revenue is derived from customers primarily in North America, the Pacific Rim and Europe. The amount of total export sales by geographic area was as follows:


                                             Years Ended
                              -----------------------------------------
                              December 29    December 30    December 31
                                  2002           2001           2000
                              -----------------------------------------
         Pacific Rim          $70,705,000    $44,924,000    $60,599,000
         Europe                   801,000      1,292,000      1,184,000
         Other                    152,000        209,000        549,000
                              -----------------------------------------
         Total export sales   $71,658,000    $46,425,000    $62,332,000
                              =========================================

The Company performs ongoing credit evaluations of its customers' financial condition and generally requires no collateral from its customers. The following individual customers comprised more than 10 percent of net sales and accounts receivable:


                                             Years Ended
                              -----------------------------------------
                              December 29    December 30    December 31
                                  2002           2001           2000
                              -----------------------------------------
         Net sales:
           Customer:
             A                        23%            25%            13%
             B                        14              3              7
             C                         8             11              5
                              -----------------------------------------
                                      45%            39%            25%
                              =========================================

         Net accounts receivable:
           Customer:
             A                        37%            32%            24%
             B                        15             13             10
             C                         3             11              3
                              -----------------------------------------
                                      55%            56%            37%
                              =========================================

                              Durel Corporation

9. Retirement Plan

The Company sponsors a noncontributory defined benefit pension plan (the "Plan") covering all employees meeting eligibility requirements. The Company intends to make contribution to fund this Plan at such times and in amounts to at least meet the Employment Retirement Income Security Act's minimum funding requirements.

The following sets forth the Plan's funded status and amounts recognized in the Company's balance sheets and statements of operations at December 29, 2002, December 30, 2001, and December
31, 2000:




                                              2002        2001       2000
                                           ---------------------------------

Components of net periodic
 benefit cost:
  Service cost                             $ 243,934   $ 329,256   $ 269,425
  Interest cost                              208,817     184,817     165,864
  Expected return on
   plan assets                             (202,984)   (136,079)    (94,659)
  Amortizations and
   deferrals                                   2,386      12,716      26,466
  Amortization of transition
   asset                                      45,188      45,188      45,188
                                           ----------------------------------
  Net periodic benefit cost                $ 297,341   $ 435,898   $ 412,284
                                           ==================================

Change in plan assets:
  Fair value of plan assets
   at beginning of year                    $1,993,520  $1,275,249  $ 962,099
  Actual return on plan assets              (293,855)      88,785     79,258
  Employer contributions                      894,848     661,320    241,637
  Benefit payments                           (42,778)    (31,834)    (7,745)
                                           ----------------------------------
  Fair value of plan assets
   at end of year                          $2,551,735  $1,993,520 $1,275,249
                                           ==================================

Change in benefit obligation:
  Benefit obligation at
   beginning of year                       $3,060,210  $2,682,281 $2,373,407
  Service cost                                243,934     329,256    269,425
  Interest cost                               208,817     184,817    165,864
  Actuarial gains                              20,135   (104,310)  (118,670)
  Benefit payments                           (42,778)    (31,834)    (7,745)
                                           ----------------------------------
  Benefit obligation at end
   of year                                 $3,490,318  $3,060,210 $2,682,281
                                           ==================================

                              Durel Corporation

9. Retirement Plan (continued)


                                          2002         2001          2000
                                       -------------------------------------
Reconciliation of funded
 status:
  Funded status                        $ (938,583) $(1,066,690) $(1,407,032)
  Unrecognized net gain                  1,008,476      493,888      563,620
  Unrecognized prior service cost               --           --           --
  Unrecognized transition asset            563,036      608,224      653,412
                                       --------------------------------------
  Prepaid (accrued) benefit
   cost at end of year                 $   632,929  $    35,422  $ (190,000)
                                       ======================================



Amounts recognized in the
 balance sheet consist of:
  Prepaid (accrued) benefit
   cost                                $   632,929  $    35,422  $ (190,000)
  Accrued benefit liability              (754,097)    (236,676)    (460,046)
  Intangible asset                         563,036      236,676      460,046
  Accumulated other
   comprehensive income                    191,061           --           --
                                       --------------------------------------
 Net amount recognized at
  end of year                          $   632,929  $    35,422  $ (190,000)
                                       ======================================

In accordance with SFAS No. 87, the Company has recorded an additional minimum pension liability for underfunded plans of $191,061 for 2002, representing the excess of unfunded accumulated benefit obligations over previously recorded pension liabilities. A corresponding amount is recognized as an intangible asset except to the extent that these additional liabilities exceed related unrecognized prior service cost and net transition obligation, in which case the increase in liabilities is charged directly to shareholders' equity, net of tax. There were no additional minimum liabilities recorded in 2001 or 2000.


                                     2002      2001      2000
                                     -------------------------
     Assumptions as of year-end:

     Discount rate                   7.00%     7.25%     7.00%

     Expected rate of return on
       plan assets                   8.50%     8.50%     8.50%

     Rate of compensation
       increase                      4.00%     4.00%     4.00%

                              Durel Corporation

10. Employee Benefit Plans

The Company maintains a 401(k) Retirement Plan (the "401(k) Plan") covering all employees effective upon hire. Under the terms of the 401(k) Plan, employees may contribute up to 18 percent of their annual compensation, subject to Internal Revenue Service limitations. During the years ended December 29, 2002, December 30, 2001, and December 31, 2000, the Company matched 50 percent of employee contributions up to 6 percent of the employee's compensation for the pay period for which such contribution was made. Contribution expense during the years ended December 29, 2002, December 30, 2001, and December 31, 2000, was approximately $194,000, $215,000 and $228,000, respectively. The Company has also accrued a two percent profit sharing contribution to the 401(k) Plan of $240,000 and $197,000 at December 29, 2002 and December 30, 2001, respectively. Payment of these discretionary contributions is made within nine months after year-end in accordance with IRS regulations.

Certain employees also participate in short-term and long-term incentive plans (Incentive Plans). Under the terms of the Incentive Plans, eligible employees are compensated based on profits, as defined, and the cumulative return on investment of the Company, as defined, as well as an additional compensation component based on the appreciation in the prices of the Shareholders' stock. The Company recognized expense of $3,113,000, $15,000 and $3,197,000 for the years ended
December 29, 2002, December 30, 2001, and December 31, 2000, respectively, related to the Incentive Plans.

11. Contingencies

The Company was party to a legal proceeding, which arose out of the ordinary course of business. On February 17, 2000, this lawsuit resulted in a judgment of $49,882,000 for the Company in damages for patent infringement. The other party in the suit immediately filed a notice of appeal and countersuits, which resulted in overturning the judgment in 2001. On November 30, 2001, the Company entered into a settlement agreement to settle all outstanding patent litigation. The Company paid $1.7 million in 2001 related to this settlement and has agreed to enter into a supply agreement with the other party within 18 months from the date of settlement. Should negotiations to enter the supply agreement fail, the Company will be obligated to pay the other party a final payment of $300,000. This amount has been accrued at December 31, 2002, as the Company expects to make this payment in May 2003.

Selling and administrative expenses include legal and settlement fees of $307,000, $3,043,000, and $2,090,000 in the years ended
December 29, 2002, December 30, 2001, and December 31, 2000, respectively, incurred in defense of the Company's patents and settlement of the lawsuits above.